UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-36815

Ascendis Pharma A/S

(Translation of registrant’s name into English)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒   Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333- 228576, 333-254101, 333-261550, 333-270088, 333-277519, 333-281916, 333-285322 and 333-293854) and Form F-3 (Registration Numbers 333-209336 and 333-282196) of Ascendis Pharma A/S (the “Company” or “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On October 26, 2026, the Company announced new data demonstrating early, sustained, and clinically meaningful improvements in kidney function in adults with hypoparathyroidism treated with TransCon® PTH (palopegteriparatide) for up to 5 years in the Company’s Phase 2 PaTH Forward and Phase 3 PaTHway trials. Results from the pooled analysis were shared in a poster presented by nephrologist Elvira Gosmanova, M.D., Professor of Medicine at Albany Medical College, during Kidney Week 2026, the annual meeting of the American Society of Nephrology.

Historically, management of hypoparathyroidism with conventional therapy consisting of active vitamin D and calcium with the aim of raising serum calcium to the lower half or just below the reference range to alleviate symptoms of hypocalcemia and avoid hypercalciuria, but did not address the missing parathyroid hormone (PTH).i Today, in contrast, it is possible to provide or restore the full range of effects of PTH that are missing in hypoparathyroidism with TransCon PTH, which provides active PTH within the physiological range for 24 hours/day. The active PTH released from TransCon PTH includes the amino acid sequence identical to the region of endogenous PTH required for receptor activation and enables simultaneous improvements across multiple key clinical and quality-of-life measures.ii,iii

Data Highlights

•	Increases in mean estimated glomerular filtration rate (eGFR) from baseline were statistically significant across patients from Week 26 of treatment through trial completion (p< 0.0001).

•	Mean improvement in eGFR for all patients from baseline to Week 26 was 7.2 mL/min/1.73 m2 and to Week 52 was 9.6 mL/min/1.73 m2.

•

By Week 52, clinically meaningful improvements in eGFR (≥ 5 mL/min/1.73 m2) iv,[v] were observed in 68.9% of patients, and 49.6% of patients achieved an increase in eGFR of >10 mL/min/1.73 m2; eGFR remained stable through the end of the trials.

•

From Week 52 to Week 266, the mean eGFR slope was 0.28 mL/min/1.73 m2/year, indicating clinically meaningful early improvements in eGFR sustained through up to 5 years, in contrast to the expected typical age-related decline in eGFR in adults.vi

•	Patients with baseline eGFR values < 60 mL/min/1.73 m2 had a numerically greater increase in mean eGFR than those with a baseline eGFR ≥ 60 mL/min/1.73 m2.

•

24-hour urine calcium excretion normalized by Week 26 from mean 396 mg/day at baseline to mean 206 mg/day at Week 26 and further decreased from Week 26 to mean 170 mg/day at Week 52, with improvements sustained through the end of the trials.

•	98% of patients achieved independence from active vitamin D, defined as taking no calcitriol or alfacalcidol, at final trial visit.

•	95% of patients achieved independence from therapeutic doses of calcium, defined as taking <600 mg/day of calcium, at final trial visit.

•	Mean serum calcium increased within the normal range to 8.9 mg/dL, with 88% of patients having normal albumin-adjusted serum calcium levels at final trial visit.

•	In both trials, TransCon PTH was generally well tolerated, with no new safety signals identified. Most treatment-emergent adverse events (TEAEs) were mild to moderate (Grade 1 or 2).

The PaTH Forward and PaTHway trials included a combined total of 141 adults with hypoparathyroidism. The pooled kidney data analysis covers the 139 patients who received at least one dose of TransCon PTH. Of these, 129 completed the final trial visit. The PaTH Forward and PaTHway trials comprised randomized, double-blind, placebo-controlled periods through Weeks 4 and 26 and open-label extension periods through Weeks 266 and 182, respectively. An eGFR ≥30 mL/min/1.73 m2 was required for trial eligibility. Mean (SD) baseline eGFR for the pooled analysis was 69 (17) mL/min/1.73 m2. The pooled data were analyzed post-hoc and included evaluation of the impact of TransCon PTH on renal function, as assessed by, change from baseline in eGFR and proportion of patients with an increase in eGFR ≥5 mL/min/1.73 m2, as well as 24-hour urinary calcium.

Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this report regarding Ascendis’ future operations, plans and objectives of management are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Examples of such statements include, but are not limited to, statements relating to (i) TransCon PTH (palopegteriparatide) data from the Phase 2 PaTH Forward and Phase 3 PaTHway trials, (ii) TransCon PTH’s ability to replicate the systemic and balanced actions of endogenous PTH across multiple target organ systems and to provide or restore the full range of effects of PTH that are missing in hypoparathyroidism, and (iii) TransCon PTH’s differentiated profile, including its potential to show simultaneous improvements across key measures while enabling independence from conventional therapy. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis makes, including, without limitation: dependence on third-party manufacturers, distributors, and service providers for Ascendis’ products and product candidates; risks related to regulatory review and approval, including the possibility of delays, requests for additional data or analyses, restrictions or limitations on use, approval with labeling that is more limited than expected, or failure to obtain approval in the United States, European Union, or other jurisdictions; clinical development risks, including that results from ongoing or future trials may not confirm earlier data; unforeseen safety or efficacy findings in development programs or on-market products; manufacturing, supply chain, quality, or logistics issues that could delay development or commercialization; unforeseen expenses related to commercialization of any approved Ascendis products; unforeseen research and development or selling, general and administrative expenses and other costs impacting Ascendis’ business generally; market acceptance, pricing, and reimbursement challenges, including payer coverage decisions and health technology assessments; competitive developments, including new or improved therapies; intellectual property protection, freedom-to-operate, and litigation risks; Ascendis’ ability to obtain additional funding, if needed, to support its business activities; cybersecurity, data privacy, and information technology disruptions; and the impact of international economic, political, legal, compliance, public health, and business factors, including tariffs, trade policies, currency fluctuations, and geopolitical events. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on February 11, 2026, and Ascendis’ other future reports filed with, or submitted to, the SEC. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

[i]	Khan AA, Bilezikian JP, Brandi ML, et al. J Bone Miner Res. 2022; 37(12):2568-2585.
ii	Holten-Andersen L, Pihl S, Rasmussen CE, et al. J Bone Miner Res. Nov 2019;34(11):2075-2086. doi:10.1002/jbmr.3824.
iii	Karpf DB, Pihl S, Mourya S, et al. J Bone Miner Res. Aug 2020;35(8):1430-1440. doi:10.1002/jbmr.4016
iv	Mayne TJ, et al. Clin Transplant. 2021;35(7):e14326.
[v]	Ku E, et al. J Am Soc Nephrol. 2016;27(7):2196-204.
vi	Guppy M et al. BMJ Open. 2024;14(11):e089783. doi:10.1136/bmjopen-2024-089783

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: October 26, 2026	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer